UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

24000905

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SEC FILE NUMBER
8-70786

PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Next Titan Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1023 Walnut Street
(No. and Street)

Boulder	CO	80302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick W. McKeon	617-947-2205	pat@nexttitancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Rd	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick McKeon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Next Titan Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ESTHER G. STEWART
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 29, 2030

Signature: Patrick McKeon

Title: Chief Compliance Officer & FinOp

Esther Stewart
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEXT TITAN CAPITAL, LLC

Financial Statement and Supplementary Information

For the Year Ended December 31, 2023

NEXT TITAN CAPITAL, LLC

TABLE OF CONTENTS

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 26, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
NEXT TITAN CAPITAL, LLC
1023 Walnut St
Boulder, CO 80302

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Next Titan Capital, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its income and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm (Continued)

TO THE DIRECTORS AND EQUITY OWNER OF
NEXT TITAN CAPITAL, LLC
February 26, 2024
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2023.
Needham Heights, MA 02494

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

NEXT TITAN CAPITAL, LLC
Statement of Financial Condition
December 31, 2023

		2023
ASSETS		
Current assets:		
Cash		23,868
Prepaids and other current assets, net		7,361
Total current assets		31,229
Total assets	**$**	**31,229**
LIABILITIES AND MEMBER'S CAPITAL Current liabilities:		
Accounts payable and accrued expenses		6,750
Total current liabilities		6,750
Member's capital		24,479
Total liabilities and member's capital	**$**	**31,229**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

NEXT TITAN CAPITAL, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2023

Member's capital, as of 1/1/23	28,878
Member's distributions	0
Member's contributions	25,000
Net income (loss)	(29,399)
Member's capital, end of year	**24,479**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

NEXT TITAN CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:	
Net income (loss)	(29,399)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Unrealized depreciation on investments	0
Changes in operating assets and liabilities:	
Prepaids and other current assets	308
Receivable From Parent	5,556
Accounts payable and accrued expenses	4,062
Net cash provided by (used in) operating activities	(19,473)
Cash flows from investing activities:	
Purchase of investments in preferred stock	
Net cash used in investing activities	
Cash flows from financing activities:	
Member's contributions	25,000
Member's distributions	(0)
Net cash provided by (used in) financing activities	25,000
Net increase in cash	5,527
Cash, beginning of period	18,341
Cash, end of year	**23,868**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

NEXT TITAN CAPITAL, LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Note 1: Organization and Nature of business

Nature of Operations – Next Titan Capital, LLC was formed in March 4, 2021 and is a Colorado limited liability company. The Company is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). Pursuant to its Membership Agreement with FINRA dated December 15, 2021 the Company is qualified to act as a Placement Agent in connection with private placement transactions and may be involved in Mergers and Acquisitions including the rendering of Fairness Opinions. The Company is a Member of the Securities Investor Protection Corp. (SIPC). The Company is a wholly owned subsidiary of Next Titan Capital Holdings, LLC (the Parent).

Note 2: Summary of significant accounting policies

Method of Accounting – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), utilizing the accrual-basis of accounting.

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to following these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for tax periods in progress.

Commission Revenue - Commissions earned in connection with private placements are recognized at the closing of funds raised delivery of funds to the Issuer. Commission Revenue may also include fees earned from providing merger and acquisition and financial restructuring advisory services. The Company has adopted Accounting Standards Codification (ASC) 606 which established a new single revenue framework to recognize revenue from contracts with customers and offers expanded disclosures for revenue transactions.

Use of Estimates - In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amount of any financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

Other Assets - Included in other assets are the Company's FINRA Year 2024 Annual Renewal payment which is amortized in 1/12th increments on a monthly basis commencing in January 2024.

Subsequent events – The Company has evaluated subsequent events through February 26, 2024, which is the date the financial statements were available to be issued.

Note 3: Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $17,118, which was $12,118 in excess of its required net capital of $5,000. The Company's net capital ratio was .3943 to 1, on December 31, 2023.

Note 4: Concentration of credit risk

Cash - The Company maintains cash balances at a financial institution insured by the Federal Deposit Insurance Corporation. There were no uninsured cash balances on December 31, 2023.

Note 5: Statement of cash flows

For the year ended December 31, 2023, the Company did not have any significant non-cash investing or financing activities.

Note 6: Securities Exchange Act (SEA) Exemption

The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.

Schedule 1
NEXT TITAN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023

Net Capital	
Member equity	24,479
Total equity	24,479
Deductions:	
Nonallowable assets:	
FINRA CRD Deposit	2,917
Prepaid expenses	0
Other assets	4,444
Total nonallowable assets	7,361
Net capital	**17,118**
Minimum net capital	**5,000**
Excess net capital	**12,118**
Aggregate indebtedness:	
Accounts payable and accrued expenses	6,750
Total aggregate indebtedness	6,750
Ratio of aggregate indebtedness to net capital	**.3943**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2023.)

Net capital, as reported in Company's Part II: (Unaudited) Focus Report	17,118
Audit adjustments, net	0
Net capital per above	**17,118**

No material differences exist between the audited computation of Net Capital and the unaudited Net Capital as reported on the Company's FOCUS Report for the period ended December 31, 2023

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 26, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
NEXT TITAN CAPITAL, LLC
1023 Walnut St
Boulder, CO 80302

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Next Titan Capital, LLC did not claim an exemption from SEA 15c3-3, and (2) Next Titan Capital, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff because the Company limits its business activities exclusively to the private placement of securities. In addition, Next Titan Capital, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception. Next Titan Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Next Titan Capital LLC 's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 and the related SEC Staff Frequently Asked Questions.

Morris + Morris, P.C.

Certified Public Accountants

Assertions Regarding Exemption Provisions

I, as Financial and Operations Principal of **Next Titan Capital, LLC** (the "Company") am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealers designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from SEA 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to the Private Placements of Securities.

2. The Company has met the identified exemption provisions in its FINRA Membership Agreement dated December 15, 2021 throughout the most recent fiscal year without exception.

Next Titan Capital , LLC

Name of Company

I, Patrick W. McKeon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Patrick McKeon

Title: Chief Compliance Officer & Financial and Operations Principal

Date: February 23, 2024

MORRIS & MORRIS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 26, 2024

TO THE DIRECTORS AND EQUITY OWNER OF
NEXT TITAN CAPITAL, LLC
1023 Walnut St
Boulder, CO 80302

Opinion on the Financial Statements

We have audited the accompanying statement of income for the year ended December 31, 2023 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its income for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2023.
Needham Heights, MA 02494

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

NEXT TITAN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2023

Revenues and income:		
Commissions	$	15,000
Total revenues and income		15,000
Expenses:		
Placement deal expenses		0
Less: reimbursements		0
Commissions and employee compensation and benefits		10,497
Occupancy and related expenses		14,940
Regulatory fees and expenses		6,212
Professional Fees		12,750
Total expenses		$44,399
Operating income (loss)		(29,399)
Net income (loss)	**$**	**(29,399)**

See accompanying Independent Registered Public Accountants Firm's Report and notes to financial statements.

Confidential Pursuant to Exchange Act Rule 17a-5(e)(3).